For Immediate Release
May 25, 2009

Manulife Financial Corporation announces increase to Preferred Share issue

TORONTO,– Manulife Financial Corporation (“Manulife”) today announced that as a result of strong investor demand for its Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 1 (“Series 1 Preferred Shares”), which was announced earlier today, the size of the offering has been increased to 14 million shares. The gross proceeds of the offering will now be $350 million. There will not be an underwriters option, as was previously granted. The offering will be underwritten by a syndicate of investment dealers led by Scotia Capital Inc. and RBC Dominion Securities Inc. and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is June 3, 2009.

Manulife intends to file a prospectus supplement to its May 8, 2009 amended and restated base shelf prospectus in respect of this issue.

Approximately half of the net proceeds from the offering will be applied to reduce amounts outstanding under Manulife’s credit facility with Canadian chartered banks and the balance of the net proceeds will be utilized for general corporate purposes.

The Series 1 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405.3 billion (US$321.7 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Tom Nunn
519-594-8578
tom_nunn@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com